Presentation to the
Board of Directors Regarding

Project MELODY

Presentation

January, 2012

William Blair & Company®

Important Information

Confidential Material Presented to the Special Committee of the Board of Directors of MELODY

The following pages contain material that was prepared by William Blair & Company, L.L.C. ("William Blair") and provided to the Special Committee of the Board of Directors of MELODY (the "Company") in connection with their consideration of a potential business combination between the Company and an affiliate to Mr. Yingjie Gao and certain members of the management. The accompanying material was compiled or prepared on a confidential basis for use by the Special Committee of the Board of Directors and not with a view toward public disclosure. The information utilized in preparing this presentation was obtained from the Company and other public sources. Any estimates and projections for the Company contained herein have been prepared by or approved by senior management, or based upon such estimates and projections, and involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Because this material was prepared for use in the context of an oral presentation to the Special Committee of the Board of Directors, which is familiar with the business and affairs of the Company, neither the Company nor William Blair nor any of their respective legal or financial advisors or accountants take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee of the Board of Directors of the Company. Neither the Company nor William Blair undertakes any obligation to update or otherwise revise the accompanying materials. This presentation does not constitute an opinion and William Blair's only opinion is the written opinion that is to be rendered to the Special Committee of the Board of Directors of the Company.

Table of Contents

William Blair & Company®

Executive Summary

William Blair & Company®

Scope of Review and Analysis

- William Blair's role is to render its opinion to the Special Committee of the Board of Directors of MELODY (the "Company" or "MELODY") with respect to the fairness, from a financial point of view, to the holders (other than Mr. Yingjie Gao, certain members of the management and their affiliates) of the outstanding common stock of the Company of the merger consideration to be received pursuant to the Merger Agreement.

- In connection with our review of the proposed merger (the "Merger") and the preparation of our opinion, we have examined:

  - A draft of the Merger Agreement sent to us on January 10, 2012;

  - A letter of representation as to certain factual matters and the completeness and accuracy of the information provided by senior officers of the Company in connection with this opinion;

  - Certain audited historical financial statements of the Company for the fiscal years ended December 31, 2008 through December 31, 2010;

  - The unaudited financial statements of the Company for the nine months periods ended September 30, 2010 and September 30, 2011;

  - Certain internal business, operating and financial information and forecasts for the fiscal years ended December 31, 2011 through December 31, 2016 (the "Forecasts"), prepared by the senior management of the Company;

  - Financial terms of certain other transactions we deemed relevant and whose information is publicly available;

  - The financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant;

  - Current and historical market prices and trading volumes of the Company common stock; and

  - Certain other publicly available information relating to the Company.

William Blair & Company®

Key Assumptions Underlying Our Review and Analysis

- We have held discussions with members of the senior management of the Company to discuss certain of the foregoing.

- We have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

- We have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including, without limitation, the Forecasts, and we do not assume any responsibility or liability therefore.

- We relied on the information furnished by the Company (and information available from public sources and other sources deemed reliable by Blair) without assuming any duty of independent verification thereof.

- We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company before or after giving effect to the Merger, nor have any such valuation or appraisals been provided to us.

- We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based.

- We express no opinion as to any terms or other aspects of the Merger, including, without limitation, the form or structure of the Merger, or accounting consequences thereof.

- We did not consider and express no opinion as to the amount or nature of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the compensation to any other party.

- We were not asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

Key Assumptions Underlying Our Review and Analysis (Cont'd)

- Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

- We have relied on the fact that each of the Company and the Committee has its own counsel, accountants and similar expert advisors for legal, accounting, tax and other similar advice and we have assumed that all such advice was correct and we express no opinion as to any of such advice.

- We have also assumed that the executed Merger Agreement will conform in all material respects to the last draft reviewed by us.

- In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities.

- We are expressing no opinion herein as to the price at which the Company will trade at any future time or as to the effect of the announcement of the Merger on the trading price of the Company.

- We do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger.

- In connection with our engagement, we were not requested to approach, and did not hold discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

Summary of Valuation Analysis

Blair performed several analyses to assist in the development of its opinion

- **Selected Public Companies Analysis**

  - Trading multiple analysis based on companies that William Blair considered relevant

- **Selected Transaction Analysis**

  - Transaction multiple analysis based on transactions that William Blair considered relevant

- **Discounted Cash Flow Analysis**

  - Utilized MELODY's forecasts to derive free cash flows for the Company for 2011E – 2016E. Employed a 11.0% – 15.0% range of discount rates to determine the present values of such cash flows. Estimated a terminal value by utilizing 2016E EBITDA exit multiples of 5.0x – 7.0x

- **M&A Premiums Paid Analysis**

  - Reviewed the premiums derived by comparing the per share equity consideration offered to the trailing one day, one week, one month and 90 days trading prices for 736 public targets with 100% of target equity acquired for all cash and from $25M to $250M in deal size since January 1, 2006

Transaction Valuation Summary

MELODY Transaction Value		
($ in millions except per share amounts)		
Prosposed Per Share Offer Price	$	3.15 [1]
Basic Share Count		22.5
Diluted Shares		0.7 [2]
Fully Diluted Share Count		23.2
Equity Value	$	72.9
Estimated values at September 30, 2011		
Debt		203.5
Cash		29.6
Enterprise Value	$	246.8

Summary of Valuation		
($ in millions except per share amounts)		
Current Share Price [5]	$	2.56
Proposed Per Share Offer Price	$	3.15
Premium to Current Share Price		*23.0%*
Enterprise Value	$	246.8
Enterprise Value / LTM Revenue [3]		*0.89x*
Enterprise Value / 2011E Revenue [4]		*0.86x*
Enterprise Value / 2012E Revenue [4]		*0.81x*
Enterprise Value / LTM EBITDA [3]		*7.9x*
Enterprise Value / 2011E EBITDA [4]		*7.8x*
Enterprise Value / 2012E EBITDA [4]		*7.4x*
Enterprise Value / LTM OCF [3]		*16.3x*
Enterprise Value / 2011E OCF [4]		*NM*
Enterprise Value / 2012E OCF [4]		*NM*
Proposed Per Share Offer Price	$	3.15
LTM P/E [3]		*4.8x*
2011E P/E [4]		*5.1x*
2012E P/E [4]		*5.8x*

Note: OCF is calculated as EBITDA less CapEx
(1) Merger consideration per share
(2) Calculated by using treasury method based on 'in the money' options in 20-F fillings for the year ended of December 31, 2010
(3) MELODY LTM results as of September 30, 2011
(4) Based on MELODY management projections
(5) As of January 8, 2012

MELODY Situation Overview

William Blair & Company®

MELODY Stock Price Performance – LTM



Trading Performance

Trading Statistics

Stock Price	
Latest (1/8/2012)	$2.56
LTM High (3/22/2011)	$3.50
LTM Low (10/3/2011)	$1.65
LTM VWAP	$2.74

Market Value and Volume	
Equity Value ($ in MM)	$57.7
Enterprise Value ($ in MM)	$229.1
12m Average Vol.	39,052
12m Average $ Vol.	$107,188

Source: Capital IQ Research Systems and Bloomberg as of January 8, 2012

William Blair & Company®

MELODY Trading Information - Last Twelve Months



Stock Price Performance and Volume

Indexed Stock Price Performance

S&P 500 (+0.6%)   MELODY (-17.9%)

Historical Trading Histogram

- 9.841 million total shares traded
- Average Daily Volume: 39.052 thousand shares
- Volume Weighted Average Stock Price: $2.74

MELODY Current Offer - $3.15 per share

Source: Capital IQ Research Systems as of January 8, 2012

William Blair & Company®

8

MELODY Trading Information - Last Three Years



Stock Price Performance and Volume

Price
Volume (thousands)

MELODY Current Offer - $3.15 per share

Indexed Stock Price Performance

— S&P 500 (+43.5%) — MELODY (+71.8%)

Historical Trading Histogram

- 77.692 million total shares traded
- Average Daily Volume: 102.767 thousand shares
- Volume Weighted Average Stock Price: $3.60

MELODY Current Offer - $3.15 per share

2% — $0.00 - $1.05
25% — $1.05 - $2.10
40% — $2.10 - $3.15
24% — $3.15 - $4.20
8% — $4.20 - $5.25
1% — $5.25 - $6.30

Source: Capital IQ Research Systems as of January 8, 2012

William Blair & Company®

9

Ownership Summary

	Current			Fully-Diluted Ownership	
Insiders	**Shares**	**Options**	**% of Total**	**Shares**	**% of Total**
Gao Yinjie	5,967,553	-	26.5%	5,967,553	26.5%
Zhuang, Kunjie (Former Director)	2,244,420	-	10.0%	2,244,420	10.0%
Heng Xing Yue Investments Ltd.	1,360,262	-	6.0%	1,360,262	6.0%
Yu Rong	1,026,680	-	4.6%	1,026,680	4.6%
Huang Yin	1,021,720	-	4.5%	1,021,720	4.5%
Total Insiders	11,620,635	-	51.6%	11,620,635	51.6%
Institutional Investors					
Wells Capital Management Incorporated	4,230,288	-	18.8%	4,230,288	18.8%
First Allied Securities Inc., Asset Management Arm	16,150	-	0.1%	16,150	0.1%
Renaissance Technologies Corp.	10,200	-	0.0%	10,200	0.0%
PHARUS Management SA	10,000	-	0.0%	10,000	0.0%
UBS Global Asset Management	2,218	-	0.0%	2,218	0.0%
Barclays PLC, Private Banking & Investment Banking	1,059	-	0.0%	1,059	0.0%
O'Shaughnessy Asset Management, LLC	365	-	0.0%	365	0.0%
Deutsche Bank, Private Banking and Investment Banki	200	-	0.0%	200	0.0%
Columbia Management Investment Advisers, LLC	10	-	0.0%	10	0.0%
Other Institutions	-	-	0.0%	-	0.0%
Total Institutional Investors	4,270,490	-	19.0%	4,270,490	19.0%
Short Interest Shares	(107,346)	-	(0.5%)	(107,346)	(0.5%)
Retail Investors[(1)]	6,746,011	-	29.9%	6,746,011	29.9%
Total Shares Outstanding	22,529,790	-	100.0%	22,529,790	100.0%

Ownership Overview

Retail Investors 29.9%
Insider Investors 51.6%
Institutional Investors 19.0%

Source: Factset and Capital IQ Research Systems as of January 6, 2012
(1) Implied Retail Investor ownership and includes holders of less than 5% that may not file ownership.

MELODY Financial Overview and Projections

($ in millions)

FY Ending December 31,	2008A	2009A	2010A	LTM[1]	2011E	2012E	2013E	2014E	2015E	2016E
Revenue	$ 144.3	$ 234.8	$ 260.8	$ 276.5	$ 287.0	$ 304.2	$ 322.5	$ 341.8	$ 362.3	$ 384.1
Cost of Revenue	110.1	179.3	191.7	200.8	210.5	223.8	238.8	254.8	271.9	290.2
Gross Profit	**34.2**	**55.5**	**69.1**	**75.7**	**76.5**	**80.5**	**83.7**	**87.0**	**90.4**	**93.9**
Operating Expenses:	53.3	46.7	45.5	50.0	50.6	53.3	53.7	54.8	57.2	60.2
EBIT	**(19.1)**	**8.8**	**23.6**	**25.8**	**26.0**	**27.2**	**30.0**	**32.2**	**33.2**	**33.7**
Depreciation and Amortization	5.2	5.0	5.3	5.3	5.7	6.1	6.5	6.9	7.3	7.8
EBITDA	**(13.8)**	**13.8**	**28.9**	**31.1**	**31.7**	**33.3**	**36.5**	**39.1**	**40.5**	**41.5**
Non-Operating Expenses / (Income)	(1.4)	(0.9)	(0.2)	0.3	0.3	-	-	-	-	-
Interest Expense, net	3.5	2.3	4.6	6.4	7.0	10.9	14.9	18.2	19.8	19.8
Pretax income	**(21.1)**	**7.4**	**19.2**	**19.0**	**18.6**	**16.3**	**15.1**	**14.0**	**13.4**	**14.0**
Income Tax Expense	0.5	2.6	4.5	3.9	4.4	3.8	3.5	3.3	3.1	3.3
Net income	**(21.6)**	**4.8**	**14.7**	**15.1**	**14.3**	**12.5**	**11.6**	**10.7**	**10.3**	**10.7**
EBITDA	$ (13.8)	$ 13.8	$ 28.9	$ 31.1	$ 31.7	$ 33.3	$ 36.5	$ 39.1	$ 40.5	$ 41.5
CapEx	14.7	9.5	15.9	15.9	39.2	39.2	31.4	15.7	11.0	6.3
OCF [2]	**(28.5)**	**4.4**	**13.0**	**15.2**	**(7.5)**	**(5.9)**	**5.1**	**23.4**	**29.5**	**35.2**
EBIT					$ 26.0	$ 27.2	$ 30.0	$ 32.2	$ 33.2	$ 33.7
EBIT After Tax					19.5	20.4	22.5	24.1	24.9	25.3
Plus: Depreciation & Amortization					5.7	6.1	6.5	6.9	7.3	7.8
Less: Capital Expenditures					39.2	39.2	31.4	15.7	11.0	6.3
Less: Incr. (Decr.) in Net Working Capital					11.4	36.2	35.4	35.6	33.4	31.8
Free Cash Flow (FCF)					**(25.4)**	**(49.0)**	**(37.7)**	**(20.2)**	**(12.2)**	**(5.0)**
Growth Analysis										
Revenue		62.7%	11.0%	6.0%	10.1%	6.0%	6.0%	6.0%	6.0%	6.0%
Gross Profit		62.4%	24.4%	9.7%	10.9%	5.1%	4.0%	4.0%	3.9%	3.9%
EBIT		146.4%	166.6%	9.2%	10.1%	4.8%	10.3%	7.3%	3.1%	1.6%
EBITDA		199.9%	109.0%	7.5%	9.6%	5.1%	9.6%	7.1%	3.7%	2.4%
Net Income		122.2%	207.7%	2.3%	(3.1%)	(12.5%)	(7.1%)	(7.6%)	(4.1%)	3.9%
Margin Analysis										
Gross Profit		23.6%	26.5%	27.4%	26.7%	26.4%	25.9%	25.4%	24.9%	24.4%
EBIT		3.8%	9.0%	9.3%	9.0%	8.9%	9.3%	9.4%	9.2%	8.8%
EBITDA		5.9%	11.1%	11.2%	11.0%	10.9%	11.3%	11.4%	11.2%	10.8%
Net Income		2.0%	5.6%	5.4%	5.0%	4.1%	3.6%	3.1%	2.8%	2.8%
Working Capital Analysis										
Account Receivable Outstanding Days					337	364	384	402	415	425
Inventory Turnover Ratio					2.01	1.91	1.85	1.80	1.75	1.71
Account Payable Outstanding Days					176	210	216	222	228	234

Note: Estimated average account receivable outstanding days is 388, average inventory turnover ratio is 1.84 and average account payable outstanding days is 214

Source: Company filings and MELODY management projections
(1)   MELODY LTM results as of September 30, 2011
(2)   Calculated as EBITDA less CapEx



MELODY Balance Sheet

($ in thousands)

As of September 30, 2011			
Current Assets		**Current Liabilities**	
Cash and cash equivalents	$ 29,591	Short-term bank loan	$ 165,659
Restricted cash	25,930	Current portion of long term bank loan	3,136
Accounts receivable, net	226,651	Other current liabilities	198,408
Inventories	154,616		
Other current assets	27,791		
Total Current Assets	**$ 464,579**	**Total Current Liabilities**	**$ 367,203**
Long- term accounts receivable	66,850	Long-term bank loan	34,682
Other non-current assets	114,375	Other non-currenct liabilities	711
Total Non-Current Assets	**$ 181,225**	**Total Non-Current Liabilities**	**$ 35,393**
		Shareholders' Equity	**$ 242,427**
		Minority interests	781
Total Assets	**$ 645,804**	**Total Liabilities And Equity**	**$ 645,804**

Source: Company filings

Valuation Analysis

William Blair & Company®

Summary of Transaction

William Blair & Company®

Transaction Valuation Summary

MELODY Transaction Value		
($ in millions except per share amounts)		
Prosposed Per Share Offer Price	$	3.15 [1]
Basic Share Count		22.5
Diluted Shares		0.7 [2]
Fully Diluted Share Count		23.2
Equity Value	$	72.9
Estimated values at September 30, 2011		
Debt		203.5
Cash		29.6
Enterprise Value	$	246.8

Summary of Valuation		
($ in millions except per share amounts)		
Current Share Price [5]	$	2.56
Proposed Per Share Offer Price	$	3.15
Premium to Current Share Price		*23.0%*
Enterprise Value	$	246.8
Enterprise Value / LTM Revenue [3]		*0.89x*
Enterprise Value / 2011E Revenue [4]		*0.86x*
Enterprise Value / 2012E Revenue [4]		*0.81x*
Enterprise Value / LTM EBITDA [3]		*7.9x*
Enterprise Value / 2011E EBITDA [4]		*7.8x*
Enterprise Value / 2012E EBITDA [4]		*7.4x*
Enterprise Value / LTM OCF [3]		*16.3x*
Enterprise Value / 2011E OCF [4]		*NM*
Enterprise Value / 2012E OCF [4]		*NM*
Proposed Per Share Offer Price	$	3.15
LTM P/E [3]		*4.8x*
2011E P/E [4]		*5.1x*
2012E P/E [4]		*5.8x*

Note: OCF is calculated as EBITDA less CapEx
(1) Merger consideration per share
(2) Calculated by using treasury method based on 'in the money' options in 20-F fillings for the year ended of December 31, 2010
(3) MELODY LTM results as of September 30, 2011
(4) Based on MELODY management projections
(5) As of January 8, 2012

Selected Public Companies Analysis

William Blair & Company®

Selected Public Companies – Methodology

- Blair selected three groups of publicly-traded companies it deemed relevant to MELODY
- The following companies were selected

U.S. Listed Chinese Wireless Infrastructure Companies	U.S. Listed Non-Chinese Wireless Infrastructure Companies	U.S. Listed Chinese Growth Companies	
▪ Cogo Group, Inc.	▪ Alvarion Ltd.	▪ China Gerui Advanced Materials	▪ Jinpan International Ltd.
▪ Telestone Technologies Corp.	▪ Anaren Inc.	▪ China Xiniya Fashion Limited	▪ ShangPharma Corporation
	▪ Aviat Networks, Inc	▪ Country Style Cooking Restaurant Chain Co., Ltd.	▪ Xueda Education Group
	▪ Ceragon Networks Ltd.		▪ Zuoan Fashion Limited
	▪ Powerwave Technologies Inc		















- For these groups, Blair calculated the following multiples

▪ Total Enterprise Value / LTM Revenue	▪ Total Enterprise Value / 2011E Revenue	▪ Total Enterprise Value / 2012E Revenue
▪ Total Enterprise Value / LTM EBITDA	▪ Total Enterprise Value / 2011E EBITDA	▪ Total Enterprise Value / 2012E EBITDA
▪ Total Equity Value / LTM Earning	▪ Total Equity Value / 2011E Earning	▪ Total Equity Value / 2012E Earning
▪ Total Enterprise Value / LTM OCF	▪ Total Enterprise Value / 2011E OCF	▪ Total Enterprise Value / 2012E OCF

Note: No selected public company is identical or directly comparable to the Company



Indexed Stock Price Performance



Last Twelve Months

(indexed price)

— MELODY (-17.9%)
— U.S. Listed Chinese Wireless Infrastructure Companies (-73.2%)
— U.S. Listed Non-Chinese Wireless Infrastructure Companies (-54.0%)
— U.S. Listed Chinese Growth Companies (-47.3%)
— S&P 500 (+0.6%)

Last Three Years

(indexed price)

— MELODY (+71.8%)
— U.S. Listed Chinese Wireless Infrastructure Companies (-11.3%)
— U.S. Listed Non-Chinese Wireless Infrastructure Companies (-16.0%)
— U.S. Listed Chinese Growth Companies (-40.3%)
— S&P 500 (+43.5%)

Source: Capital IQ Research Systems as of January 8, 2012
U.S. Listed Chinese Wireless Infrastructure Companies include: Cogo Group,Inc, Telestone Technologies Corp
U.S. Listed Non-Chinese Wireless Infrastructure Companies include: Alvarion Ltd, Anaren Inc., Aviat Networks, Inc., Ceragon Networks Ltd., Powerwave Technologies Inc.
U.S. Listed Chinese Growth Companies include: China Gerui Advanced Materials, China Xiniya Fashion Limited, Country Style Cooking Restaurant Chain Co., Ltd., Jinpan International Ltd., ShangPharma Corporation, Xueda Education Group, Zuoan Fashion Limited

Selected Companies – Valuation Multiples



LTM EV / Revenue

Median: 0.58x

Multiple @ $3.15 per share

TSTC 0.31x	COGO 0.24x	ANEN 1.23x	CRNT 0.67x	PWAV 0.49x	AVNW 0.08x	ALVR NM	SHP 1.04x	CCSC 0.84x	JST 0.84x	CHOP 0.69x	XUE 0.39x	ZA 0.04x	XNY NM	MELODY 0.89x

2011E EV / Revenue

Median: 0.58x

Multiple @ $3.15 per share

TSTC 0.33x	COGO 0.23x	ANEN 1.26x	CRNT 0.59x	PWAV 0.57x	AVNW 0.08x	ALVR NM	SHP 0.98x	CCSC 0.77x	JST 0.77x	CHOP 0.63x	XUE 0.38x	ZA 0.04x	XNY NM	MELODY 0.86x

2012E EV / Revenue

Median: 0.51x

Multiple @ $3.15 per share

TSTC 0.25x	COGO 0.20x	ANEN 1.18x	PWAV 0.54x	CRNT 0.52x	AVNW 0.07x	ALVR NM	SHP 0.79x	JST 0.72x	CCSC 0.55x	CHOP 0.49x	XUE 0.30x	ZA 0.03x	XNY NM	MELODY 0.81x

Legend:
- U.S. Listed Chinese Wireless Infrastructure Companies
- U.S. Listed Non-Chinese Wireless Infrastructure Companies
- U.S. Listed Chinese Growth Companies

Data as of January 8, 2012
MELODY LTM results as of September 30, 2011 and based on MELODY management projections

William Blair & Company®

Selected Companies – Valuation Multiples



Median: 4.9x

Multiple @ $3.15 per share

LTM EV / EBITDA

COGO	TSTC	CRNT	PWAV	ANEN	AVNW	ALVR	CCSC	JST	SHP	XUE	CHOP	ZA	XNY	MELODY
3.3x	1.2x	16.5x	11.1x	6.5x	5.4x	1.2x	7.4x	5.6x	4.9x	3.6x	2.5x	0.2x	NM	7.9x

Median: 3.7x

Multiple @ $3.15 per share

2011E EV / EBITDA

COGO	TSTC	ANEN	AVNW	ALVR	CRNT	PWAV	CCSC	XUE	JST	SHP	CHOP	ZA	XNY	MELODY
3.7x	1.4x	7.2x	3.7x	1.0x	NM	NM	9.2x	5.4x	5.3x	4.1x	2.2x	0.1x	NM	7.8x

Median: 4.1x

Multiple @ $3.15 per share

2012E EV / EBITDA

COGO	TSTC	PWAV	CRNT	ANEN	AVNW	ALVR	CCSC	JST	XUE	SHP	CHOP	ZA	XNY	MELODY
5.6x	1.0x	24.7x	9.0x	5.9x	1.6x	NM	5.6x	4.6x	3.6x	3.2x	1.6x	0.1x	NM	7.4x

Legend:
- U.S. Listed Chinese Wireless Infrastructure Companies
- U.S. Listed Non-Chinese Wireless Infrastructure Companies
- U.S. Listed Chinese Growth Companies

Data as of January 8, 2012
MELODY LTM results as of September 30, 2011 and based on MELODY management projections

William Blair & Company®

Selected Companies – Valuation Multiples


LTM P/E
Median: 5.1x
Multiple @ $3.15 per share
36.0x
27.0x
18.0x
9.0x
0.0x
2.5x
1.6x
14.9x
NM
NM
NM
NM
33.1x
15.3x
9.0x
6.2x
4.1x
3.1x
3.0x
4.8x
COGO TSTC ANEN AVNW ALVR CRNT PWAV CCSC XUE SHP JST CHOP XNY ZA MELODY
2011E P/E
Median: 4.8x
Multiple @ $3.15 per share
36.0x
27.0x
18.0x
9.0x
0.0x
2.6x
2.0x
19.5x
NM
NM
NM
NM
33.2x
30.7x
9.1x
6.3x
3.3x
3.3x
2.8x
5.1x
COGO TSTC ANEN AVNW ALVR CRNT PWAV XUE CCSC SHP JST CHOP XNY ZA MELODY
2012E P/E
Median: 6.9x
Multiple @ $3.15 per share
36.0x
27.0x
18.0x
9.0x
0.0x
4.6x
1.8x
12.2x
12.1x
8.0x
NM
NM
24.8x
15.7x
7.8x
6.0x
3.6x
2.5x
2.5x
5.8x
COGO TSTC CRNT ANEN AVNW PWAV ALVR XUE CCSC SHP JST XNY ZA CHOP MELODY
U.S. Listed Chinese Wireless Infrastructure Companies
U.S. Listed Non-Chinese Wireless Infrastructure Companies
U.S. Listed Chinese Growth Companies

Data as of January 8, 2012

MELODY LTM results as of September 30, 2011 and based on MELODY management projections

Summary – Selected Public Companies

Public Company Metrics					
Enterprise Value / Revenue	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**[1]
LTM	0.58x	0.57x	0.04x	1.23x	0.89x
FY 2011E	0.58x	0.55x	0.04x	1.26x	0.86x
FY 2012E	0.51x	0.47x	0.03x	1.18x	0.81x
Enterprise Value / EBITDA	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**
LTM	4.9x	5.3x	0.2x	16.5x	7.9x
FY 2011E	3.7x	3.9x	0.1x	9.2x	7.8x
FY 2012E	4.1x	5.5x	0.1x	24.7x	7.4x
Price / Earnings	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**
LTM	5.1x	9.3x	1.6x	33.1x	4.8x
FY 2011E	4.8x	11.3x	2.0x	33.2x	5.1x
FY 2012E	6.9x	8.5x	1.8x	24.8x	5.8x
Enterprise Value / OCF [2]	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**
LTM	7.3x	11.8x	0.2x	62.6x	16.3x
FY 2011E	3.8x	3.6x	0.1x	9.3x	NM
FY 2012E	9.0x	18.0x	0.2x	79.2x	NM

(1) *MELODY LTM results as of September 30, 2011 and based on MELODY management projections*
(2) *Calculated as EBITDA less CapEx*

William Blair & Company®

Selected M&A Transactions Analysis

William Blair & Company®

Summary – Selected M&A Transactions

- William Blair reviewed selected Chinese publicly available transactions since January 1, 2005 to identify certain transactions that involved the acquisition of companies William Blair deemed relevant

- For this group, Blair calculated the following multiples:

  - Enterprise Value / LTM Revenue

  - Enterprise Value / LTM EBITDA

  - Enterprise Value / LTM OCF

($ in millions)

Announced	Target	Acquirer	Enterprise Value	EV / LTM [1] Revenue	EV / LTM EBITDA	EV / LTM OCF [2]
2/25/2010	Keda Communications Ltd	Brilliant Technology	$ 3.0	0.08x	10.0x	NM
3/12/2009	Delta Networks, Inc.	Delta Electronics Inc	60.1	0.17x	2.3x	3.4x
3/27/2007	Alpha Networks, Inc.	Wistron Corp.	335.6	0.51x	5.8x	8.1x
3/22/2006	CCT Tech International Ltd	Deutsche Bank	240.4	0.49x	6.4x	14.2x
2/4/2006	Premier Devices	Sirenza Microdevices Inc.	68.1	1.51x	9.8x	16.5x
11/9/2005	Cybertan Technology Inc.	Hon Hai Precision Industry Co., Ltd.	117.3	0.28x	3.2x	3.8x
		Mean		**0.51x**	**6.3x**	**9.2x**
		Median		**0.39x**	**6.1x**	**8.1x**
	MELODY @ $3.15 [3]		246.8	0.89x	7.9x	16.3x

Note: No selected precedent transaction is identical or directly comparable to the Proposed Transaction
(1) MELODY LTM results as of September 30, 2011
(2) Calculated as EBITDA less CapEx
(3) Merger consideration per share

Selected Transaction Summary

Selected Transaction Metrics					
Enterprise Value / Revenue	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**[1]
LTM	0.39x	0.51x	0.08x	1.51x	0.89x
Enterprise Value / EBITDA	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**
LTM	6.1x	6.3x	2.3x	10.0x	7.9x
Enterprise Value / OCF [2]	**Median**	**Mean**	**Minimum**	**Maximum**	**Transaction**
LTM	8.1x	9.2x	3.4x	16.5x	16.3x

(1)   MELODY LTM results as of September 30, 2011 and based on MELODY management projections
(2)   Calculated as EBITDA less CapEx

Discounted Cash Flow Analysis

William Blair & Company®

Discounted Cash Flow Analysis

($ in millions, except per share amounts)

Parameters

- Performed a discounted cash flow analysis of MELODY's standalone projected results to calculate the present value of MELODY based on its future earnings stream and corresponding cash flows

- Utilized MELODY management's projections for FY 2011E through FY 2016E

- Estimated the value of MELODY at the end of FY 2016E ("terminal value") utilizing multiples of projected FY 2016E EBITDA ranging from 5.0x to 7.0x

- A 11% to 15% discount rate range was selected based upon a weighted average cost of capital analysis of selected public companies and was used to calculate a present value of FY 2011E – FY 2016E cash flows and the terminal value as of November 30, 2011

- The aggregate present value of these items represents the enterprise value range. An equity value range was determined by deducting net debt at September 30, 2011

- A range of per share prices was determined by dividing the derived equity value by the total diluted shares outstanding at each respective value, including in-the-money options

Sensitivity Analysis

Total Equity Value

Discount Rate	2016 EBITDA Multiple		
	5.0x	6.0x	7.0x
11.0%	$ (153.7)	$ (129.3)	$ (104.9)
12.0%	(157.3)	(134.0)	(110.7)
13.0%	(160.7)	(138.5)	(116.2)
14.0%	(163.9)	(142.6)	(121.3)
15.0%	(166.9)	(146.5)	(126.2)

Equity Value Per Share

Discount Rate	2016 EBITDA Multiple		
	5.0x	6.0x	7.0x
11.0%	$ (6.83)	$ (5.75)	$ (4.66)
12.0%	(6.99)	(5.96)	(4.92)
13.0%	(7.14)	(6.15)	(5.16)
14.0%	(7.29)	(6.34)	(5.39)
15.0%	(7.42)	(6.51)	(5.61)

Premiums Paid Analysis

William Blair & Company®

Premiums Paid Analysis

- Blair analyzed 736 transactions with public targets with 100% of target equity acquired with all cash and $25 million – $250 million in deal value since January 1, 2006

- Blair compared the price of each transaction to the closing price of the target stock one day, one week, one month and 90 days prior to the announcement of the transaction

- Blair then compared the range of premiums calculated from that universe to the premiums implied by the MELODY proposal

Metric	MELODY Price[1]	Implied Premium at $3.15/share[2]	Premiums Paid Data Percentile								
			10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$ 2.56	23.0%	2.9%	9.5%	16.1%	21.9%	29.3%	35.7%	45.2%	62.3%	99.4%
One Week Prior	$ 2.72	15.9%	3.8%	11.3%	19.1%	26.4%	34.1%	40.2%	51.7%	66.8%	100.4%
One Month Prior	$ 2.01	56.7%	4.7%	14.7%	22.7%	30.3%	36.9%	44.5%	55.4%	72.1%	101.4%
90 Days Prior	$ 2.25	40.0%	3.0%	18.1%	25.4%	35.7%	43.6%	53.3%	66.7%	84.0%	142.2%

(1) As of November 14, 2011
(2) Merger consideration per share
[dashed box] Indicates MELODY's implied premium at $3.15 per share

Appendix

William Blair & Company®

Supporting Financial Schedules

William Blair & Company®

Calculation of Weighted Average Cost of Capital

WACC analysis using selected public companies yields a range of 11% – 15%

Unlevered Beta Calculation

Company	Levered Beta	Debt	Mkt Value of Equity	Debt/Mkt Equity	Debt/Total Capital	Unlevered Beta
China Gerui Advanced Materials Group Ltd.	1.199	$ 216.2	$ 204.7	105.6%	43.8%	0.67
China Xiniya Fashion Limited	1.029	-	103.2	0.0%	0.0%	1.03
Country Style Cooking Restaurant Chain Co.	1.651	-	225.3	0.0%	0.0%	1.65
Jinpan International Ltd.	1.090	28.5	147.7	19.3%	14.0%	0.95
ShangPharma Corporation	0.904	-	171.7	0.0%	0.0%	0.90
Xueda Education Group	0.762	-	318.3	0.0%	0.0%	0.76
Zuoan Fashion Limited	0.912	10.0	119.3	8.4%	6.3%	0.86
Cogo Group, Inc.	1.343	133.6	61.7	216.4%	32.6%	0.51
Telestone Technologies Corp.	2.517	13.2	54.8	24.0%	9.1%	2.13
Alvarion Ltd.	1.259	-	65.6	0.0%	0.0%	1.26
Anaren Inc.	1.105	20.0	238.6	8.4%	9.1%	1.04
Aviat Networks, Inc.	1.512	14.3	107.1	13.3%	7.6%	1.37
Ceragon Networks Ltd.	1.371	32.3	286.0	11.3%	16.6%	1.26
Powerwave Technologies Inc.	1.419	262.1	70.0	374.3%	96.6%	0.37
Median	**1.23**	**$ 13.7**	**$ 133.5**	**9.8%**	**8.3%**	**0.99**
Mean	**1.29**	**52.2**	**155.3**	**55.8%**	**16.8%**	**1.06**
High	**2.52**	**262.1**	**318.3**	**374.3%**	**96.6%**	**2.13**
Low	**0.76**	**-**	**54.8**	**0.0%**	**0.0%**	**0.37**

Cost of Equity Capital Calculation (a)

Debt/ Capital	Debt/ Equity	Unleveraged Beta (a)	Levering Factor	Levered Beta (b)	Cost of Equity (c)
45.6%	83.7%	0.99	1.63	1.61	24.5%
50.6%	102.2%	0.99	1.77	1.75	24.8%
55.6%	125.0%	0.99	1.94	1.92	25.2%
60.6%	153.5%	0.99	2.15	2.13	25.6%
65.6%	190.3%	0.99	2.43	2.40	26.1%
70.6%	239.6%	0.99	2.80	2.77	26.9%
75.6%	309.0%	0.99	3.32	3.29	27.9%

Weighted Average Cost of Capital Calculation (b)

Pre-tax Cost of Debt	6.10%	6.35%	6.60%	6.85%	7.10%	7.35%
After-tax Cost of Debt	4.58%	4.76%	4.95%	5.14%	5.33%	5.51%
45.6%	15.44%	15.53%	15.62%	15.70%	15.79%	15.87%
50.6%	14.58%	14.68%	14.77%	14.87%	14.96%	15.06%
55.6%	13.72%	13.83%	13.93%	14.03%	14.14%	14.24%
60.6%	12.86%	12.97%	13.09%	13.20%	13.31%	13.43%
65.6%	12.00%	12.12%	12.24%	12.37%	12.49%	12.61%
70.6%	11.14%	11.27%	11.40%	11.53%	11.67%	11.80%
75.6%	10.27%	10.42%	10.56%	10.70%	10.84%	10.98%

(a) Cost of Equity = Risk free rate + (Beta * Market risk premium) + Size Premium.
(b) WACC = (Debt/(Debt + Equity))(Cost of debt)(1-tax rate) + (Equity/(Debt + Equity))(Cost of Equity)
(c) As reported by Bloomberg as of December 8, 2011.
(d) As reported by Ibbotson as of 2011.
(e) As reported by Bloomberg as of December 8, 2011.

Assumptions

Tax Rate	25.0%
Risk-free rate (c)	2.0%
Market Risk Premium (d)	2.0%
Size Premium (d)	6.3%
Country Risk Premium (e)	13.0%